EXHIBIT 21.1

Subsidiaries of Global Indemnity Group, LLC

Name	State/Country of Domicile
Global Indemnity Services Ltd.	Ireland
Global Indemnity Services (Bermuda), Ltd.	Bermuda
GBLI Holdings, LLC	Delaware
American Insurance Service, Inc.	Pennsylvania
Global Indemnity Group Services, LLC	Pennsylvania
Collectibles Insurance Services, LLC	Pennsylvania
United National Insurance Company	Pennsylvania
Diamond State Insurance Company	Indiana
J.H. Ferguson and Associates, LLC	Pennsylvania
Global Indemnity Insurance Agency, LLC	Pennsylvania
American Insurance Adjustment Agency, Inc.	Pennsylvania
Penn Independent Corporation	Pennsylvania
Penn-America Group, Inc.	Pennsylvania
Penn-America Insurance Company	Pennsylvania
Penn-Star Insurance Company	Pennsylvania
Penn-Patriot Insurance Company	Virginia
PIC Holdings, Inc.	Delaware
Global Indemnity Investments, Inc.	Delaware